December 16, 2005

Pamela A. Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Re:	Form 10-K for the year ended December 31, 2004
Filed April 15, 2005
File No. 001-09340
Form 10-Q for the period ended June 30, 2005
Filed August 9, 2005
File No. 001-09340

Dear Ms. Long:

Our client, Reebok International Ltd. (“Reebok”) has authorized us to respond to your letter of December 7, 2005 containing your comments on the filings referred to above.  For reference purposes, your comments are reproduced in bold in numerical sequence in this letter, and the corresponding responses of Reebok are shown below each comment.

We have filed simultaneously with this letter a Form 10-K/A for the year ended December 31, 2004 that includes a revised Item 9A reflecting our responses.

Thank you for your attention to Reebok’s filings.  We look forward to discussing this letter and the revised filing at your earliest convenience.

Form 10-K for the Year Ended December 31, 2004
Liquidity and Sources of Capital, page 46
Off Balance Sheet Arrangements, page 48

3.                        We have read your response to comment 29 from our letter dated October 19, 2005.  Please tell us how you determined the discount rate used in both calculations of the present value of the minimum lease payments.  In Appendix B regarding the Rotterdam facility, please tell us where the monthly rental payments are discounted in your calculation of present value of minimum lease payments.  Please also tell us why you used estimated rather than actual legal expenses in the Rotterdam analysis and show us how the analysis would differ if actual legal expenses were used.

Response to Comment 3

Please tell us how you determined the discount rate used in both calculations of the present value of the minimum lease payments.

The discount rate for both leases was the variable rate under the lease term in effect at inception of the lease (i.e., 3 month Libor plus the credit spread). This rate represents the rate implicit in the lease as both leases are financed at variable interest rates based on 3 month Libor.

The Canton lease closed on March 19, 2004.  The rate used in the calculations prepared for the purposes of the 90% test and forwarded to the Staff was 1.12% and was based on the LIBOR rate in effect on February 20, 2004.  The credit spread for the Canton lease is 1.32% per annum.  Accordingly the “all-in” discount rate used for the present value analysis was 2.44%.  The Staff will note that the actual Libor on the draw down date (March 19) was 1.11%.   Because the actual Libor rate on the date of closing was lower than the estimated Libor rate which would yield a lower net present value calculation the Company did not change the Libor rate in its documentation of the calculation for this small change.

In Appendix B regarding the Rotterdam facility, please tell us where the monthly rental payments are discounted in your calculation of present value of minimum lease payments.

For the Rotterdam lease we used the actual Libor rate on the June 24, 2004 drawdown date, which was 1.559380%  plus a credit spread of 1.35% resulting in an “all-in” discount rate used for the present value analysis of 2.90938%.  In our first response, we forwarded the Staff the summary of the calculation, which was included as Appendix B of our prior response.  In response to the Staff’s comment, we refer the Staff to Attachment A of this letter which shows the entire calculation and the discounting of the 40 quarterly payments contemplated in the Rotterdam lease.

Please also tell us why you used estimated rather than actual legal expenses in the Rotterdam analysis and show us how the analysis would differ if actual legal expenses were used.

The Appendix was mis-labelled.  Legal expenses in the analysis were actual expenses incurred not estimates.

Item 9A Controls and Procedures, page 92
Disclosure Controls and Procedures, page 92

4.                        We have read your response to comment 31 from our letter dated October 19, 2005.  Rule 13a-14 of the Securities Exchange Act of 1934 requires a certification signed by each principal executive and principal financial officer.  Since you are referring to the evaluation of disclosure controls and procedures, this is defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  See SEC Release 33-8238, which became effective August 14, 2003.  Please file an amendment to your Form 10-K to reference the appropriate paragraphs of the

                                  Securities and Exchange Act of 1934.  In doing so, please refile your Form 10-K in its entirety, along with updated certifications.

Response to Comment 4

We have revised Item 9A in our Form 10-K/A to reference the appropriate paragraph.

5.                        We have read your response to comment 32 from our letter dated October 19, 2005.  We note that your Chief Executive Officer and Chief Financial Officer concluded your disclosure controls and procedures “were effective to ensure that information required to be disclosed in this report had been properly recorded, processed, summarized and reported within the required time periods.”  Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

Response to Comment 5

We have revised Item 9A in our Form 10-K/A to state that the Company’s disclosure controls and procedures were effective without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

6.                        We have read your response to comment 33 from our letter dated October 19, 2005.  You indicate that the CEO/CFO has concluded that “except as described in the following sentence, the disclosure controls were effective.”  Given the limitation noted, it still remains unclear whether your CEO and the CFO have concluded that your disclosure controls and procedures are effective or not effective.  Please amend to state in clear and unqualified language, the conclusions reached by your CEO and CFO on the effectiveness of your disclosure controls and procedures.  For example, if true, you should state that your disclosure controls and procedures are effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter.  You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response to Comment 6

We believe that failure to achieve 100% accuracy does not render a disclosure control system ineffective.  Thus, after consideration of the late filing of the Current Report on 8-K report described in our original 10-K filing, the Chief Executive Officer and Chief Financial Officer concluded that, nevertheless, the Company’s disclosure controls and procedures were effective.  Accordingly, we have revised Item 9A in our Form 10-K/A to state that the Company’s disclosure controls and procedures were effective.

Form 10-Q for the Period Ended September 30, 2005
7- Business Divestitures, page 10

7.                        You indicated that on July 15, 2005, you completed the sale of Ralph Lauren Footwear Co., Inc.  Please tell us how you determined that your business divestiture should not be accounted for as discounted operations.  Please tell us what consideration you gave to paragraphs 42, 43 and 45 of SFAS 144.

Response to Comment 7

On July 15, 2005 the Company completed the sale of Ralph Lauren Footwear Co., Inc., a wholly owned subsidiary of the Company and Polo Ralph Lauren Corporation’s footwear licensee, to Polo Ralph Lauren Corporation.  Upon the closing of the transaction, the agreement under which Ralph Lauren Footwear Co., Inc. acted as Polo’s footwear licensee was terminated.  Under a transition services agreement entered into between the Company and Polo Ralph Lauren Corporation in connection with the sale, the Company continues to provide transition services to Polo Ralph Lauren Corporation for a period of up to eighteen months after the closing date.  Under this agreement, Polo Ralph Lauren Corporation will design shoes and Reebok will provide the following services:

•                  Work with the factory to develop a prototype for Polo Ralph Lauren Corporation

•                  Once approved, Reebok will then order the shoe from the factory

•                  Reebok will pay the factory for the product

•                  Reebok will then bill Polo Ralph Lauren Corporation for the cost of the shoe, plus freight and customs

•                  Reebok will also perform other transaction processing on behalf of Polo Ralph Lauren Corporation (i.e. distribution, financial services, general accounting, accounts receivable, accounts payable, MIS and payroll services)

•                  Reebok will receive an annual management fee of approximately $5 million that will cover the cost of Reebok’s development team and other back office personnel.

Under SFAS 144, the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43 if both of the following conditions are met:

1.               the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and

2.               the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction

The Company also considered EITF 03-13, Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations, which provides additional guidance on the two criteria above.  EITF 03-13 states that the Company must evaluate whether the continuing cash flows are direct or indirect.  Direct continuing cash flows would indicate that the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation.  EITF 03-13 also states that the evaluation of continuing cash flows should be done on a gross basis regardless of whether the income statement presentation is on a gross or net basis.

Under the agreement, Reebok will generate continuing cash flows.  These cash flows are the result of a continuation of activities, since Reebok performed product development and accounting functions before the disposal transactions and will continue to provide these services after the disposal.  Therefore, the cash flows of Ralph Lauren Footwear Co, Inc. before and after the disposition are:

	Before Sale	Subsequent to Sale
Cash Inflows	Revenues from sales of product to retailers of approximately $140 million per year.	Reimbursement from Polo Ralph Lauren Corporation for cost of inventory approximately $95 million per year and annual management fee of approximately $5 million per year.

Cash Outflows	Cost to purchase inventory of approximately $95 million per year and employee costs estimated at approximately $5 million per year.	Cost to purchase inventory of approximately $95 million per year and employee costs estimated at approximately $5 million per year.

Based on the estimates above, the Company had concluded that the continuing cash flows are significant and that the continuing cash flows are considered direct cash flows of the disposed component due to the significant cash inflows and outflows that are expected to be generated by the Company after the sale.

Therefore, since the continuing cash flows are considered direct cash flows, the Company had concluded that the business divestiture should not be accounted for as discontinued operations under paragraph 42 and 43 of SFAS 144, as both conditions above had not been met at the reporting date. The Company has included the gain on the sale in income from continuing operations before income taxes, as required by paragraph 45 of SFAS. 144.

*****

We hope that the foregoing has been responsive to your comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7363 or Keith Higgins of our offices at (617) 951-7386.

Very truly yours,

/s/ Ryan E. Driscoll

Ryan E. Driscoll

cc:           Keith F. Higgins

                Jane D. Goldstein

                Diane Fernandes

Attachment A

Reebok International Ltd.

NPV Test (A/B) = 89.75%

	Beginning			Ending	Total Basic	Transaction	Annual Admin	Lessee Risk	Lessor Risk		NPV as % of Beg Lease Bal.
	Balance	Principal	Interest	Balance	Rent	Fees	Fee	Amount	Amount		(Years 1-10)
											89.75%

									PV (A=	)	$33,416,692
24 Jun 2004		$865,299.23		37,129,000	865,299		0	865,299
24 Sep 2004	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Dec 2004	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Mar 2005	37,129,000	0	270,056	37,129,000	270,056						270,056
24-Jun-2005	37,129,000	0	270,056	37,129,000	270,056		12,500				282,556
24-Sep-2005	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Dec 2005	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Mar 2006	37,129,000	0	270,056	37,129,000	270,056						270,056
24-Jun-2006	37,129,000	0	270,056	37,129,000	270,056		12,500				282,556
24-Sep-2006	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Dec 2006	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Mar 2007	37,129,000	0	270,056	37,129,000	270,056						270,056
24-Jun-2007	37,129,000	0	270,056	37,129,000	270,056		12,500				282,556
24-Sep-2007	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Dec 2007	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Mar 2008	37,129,000	0	270,056	37,129,000	270,056						270,056
24-Jun-2008	37,129,000	0	270,056	37,129,000	270,056		12,500				282,556
24-Sep-2008	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Dec 2008	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Mar 2009	37,129,000	0	270,056	37,129,000	270,056						270,056
24-Jun-2009	37,129,000	0	270,056	37,129,000	270,056		12,500				282,556
24-Sep-2009	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Dec 2009	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Mar 2010	37,129,000	0	270,056	37,129,000	270,056						270,056
24-Jun-2010	37,129,000	0	270,056	37,129,000	270,056		12,500				282,556
24-Sep-2010	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Dec 2010	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Mar 2011	37,129,000	0	270,056	37,129,000	270,056						270,056
24-Jun-2011	37,129,000	0	270,056	37,129,000	270,056		12,500				282,556
24-Sep-2011	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Dec 2011	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Mar 2012	37,129,000	0	270,056	37,129,000	270,056						270,056
24-Jun-2012	37,129,000	0	270,056	37,129,000	270,056		12,500				282,556
24-Sep-2012	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Dec 2012	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Mar 2013	37,129,000	0	270,056	37,129,000	270,056						270,056
24-Jun-2013	37,129,000	0	270,056	37,129,000	270,056		12,500				282,556
24-Sep-2013	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Dec 2013	37,129,000	0	270,056	37,129,000	270,056						270,056
24 Mar 2014	37,129,000	0	270,056	37,129,000	270,056						270,056
24-Jun-2014	37,129,000	0	270,056	37,129,000	270,056	64,581	0	30,817,070	6,311,930		31,151,707

Residual Value	Residual Risk
Guarantee as %	as % of Ending
Ending Balance @	Balance @
24-Jun-2014	24-Jun-2014
83.000%	17.000%

Borrowing Rate (LIBOR + 135)	2.909%

Appraised Value-per Weatheralls	$37,232,250